Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sound Legends Inc.
2980 McFarland Rd.
Miami, FL 33131
https://soundlegends.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Sound Legends Inc.
Address: 2980 McFarland Rd., Miami, FL 33131
State of Incorporation: FL
Date Incorporated: April 18, 2012

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Super Early Bird Bonus

Invest within 72 hours and receive 15% bonus shares

Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Amount-Based Perks

Tier 1 (Groundbreaker) $500-$1000

2 months free use of the Sound Legends platform

Tier 2 (Rockstar) $1,001-$2,500

5% bonus shares

6 months free subscription to Sound Legends platform

Tier 3 (Superstar) $2,501-$10,000

7% bonus shares

12 months free to our Sound Legends platform

1 free NFT minting on our marketplace

Limited edition collectors metal coin

Tier 4 (Rock Legend) $10,001+

10% bonus shares

12 months free to our Sound Legends platform

2 free NFT mintings on our marketplace

Limited edition collectors metal coin

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Sound Legends, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Sound Legends, Inc. ("Sound Legends" or the "Company") is a global media platform designed for independent artists to copyright, license, distribute and tokenize their music across 195 countries and 300+ DSPs such as Spotify, Tidal, iTunes, and Pandora just to name a few. The Sound Legends ecosystem currently consists of Soundlegends.com and our SlnftMarket.com that is being developed.

The first provides one of the most comprehensive suites of tools for independent musicians to protect their music, distribute to an eager audience and collect royalties as well as critical reporting.

"The Sound Legends NFT Marketplace that is currently being developed is planned to provide provides these same artists with the ability to mint non-fungible tokens from their music

We offer a full spectrum solution for musicians to monetize their works while giving them worldwide exposure.

Sound Legends, Inc. was incorporated on April 18, 2012, as a Florida domestic c-corporation.

Competitors and Industry

Industry

Revenue in the Digital Music segment is projected to reach US$28.24bn in 2022. Revenue is also expected to show an annual growth rate (CAGR 2022-2026) of 7.53%, resulting in a projected market volume of US$37.76bn by 2026. The largest segment is digital Music Streaming with a market volume of US$26.61bn in 2022.

https://www.statista.com/outlook/dmo/digital-media/digital-music/worldwide#:~:text=Revenue%20in%20the%20Digital%20Music,US%2426.61bn%20in%202022.

Competitors

The closest competitors in our space are DistroKid, CD Baby, and TuneCore which was purchased by Sony Music for $400+MM in 2017. Although we acknowledge these as our main competitors, Sound Legends provides a wider scope of tools and solutions than our competitors thus arguably making it more appealing to emerging artists.

Both DistroKid and CDBaby offer digital music distribution to all DSPs, same as Sound Legends, except they stop short when it comes to a full circle solution suite, i.e. copyrighting, licensing, education, etc.)

https://variety.com/2017/music/news/sony-music-believe-distribution-tunecore-1202496543/

Current Stage and Roadmap

Current Stage

- The Sound Legends platform is live, running, and thriving with new users added daily. We're currently pushing awareness campaigns to gain new users in emerging markets such as Argentina, Chile, Columbia, Peru, Brazil and Mexico as well as our efforts in domestic and foreign markets.

- Currently, we offer one of the largest suites of tools for independent artists to copyright, license, distribute music, collect royalties, and reporting. In addition, the Sound Legends NFT Marketplace currently in development will allow users to create buy, sell and trade music-based NFTs

- Aside from utilizing capital raised for expanding our marketing efforts, Sound Legends is currently developing Metaverse experiences that include virtual concert halls, virtual concert merch, and other web3 experiences.

- None of the funds from this offering will be used towards the Sound Legends NFT Marketplace or any other crypto offerings.

Roadmap

Sound Legend's efforts for the next few years will be focused on expanding market share, launching new category lines and products, growing our distribution network, researching and developing for our future products. Currently, the main platform soundlegends.com is live and operational. Our NFT Marketplace, slNFTmarket.com is in development.

We have several future products, services, and prototypes in development such as the Sound Legends VR Experience as well as Digitial Merch Marketplace which are expected to come online in Q1 or Q2 of 2023.

The Team

Officers and Directors

Name: Alexander Malagon

Alexander Malagon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/Founder
  Dates of Service: April 04, 2020 - Present
  Responsibilities: Manage company and make major managerial and executive decisions. Currently does not take a salary.

- **Position:** President
  Dates of Service: February 12, 2016 - Present
  Responsibilities: Responsible for policies and strategic direction for the company, both for the near term and for the foreseeable future

- **Position:** Director
  Dates of Service: April 20, 2016 - Present
  Responsibilities: Board voting

Other business experience in the past three years:

- **Employer:** Dademade Inc.
  Title: CEO
  Dates of Service: May 01, 2015 - March 01, 2020
  Responsibilities: Managing the entire creative and development team at a Miami-based advertising agency.

Name: Joshua Orlinsky

Joshua Orlinsky's current primary role is with Equiturn Capital. Joshua Orlinsky currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: April 06, 2021 - Present
  Responsibilities: Oversee the organization's financial activities. Currently does not take a salary and taking a temporary leave of abvsence..

- **Position:** Treasurer
  Dates of Service: March 25, 2020 - Present
  Responsibilities: Appointed to manager general management of company finances in a traditional treasurer fashion.

Other business experience in the past three years:

- **Employer:** Equiturn Capital
  Title: CFO
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Oversee the organization's financial activities

Name: Zackary Kanner

Zackary Kanner's current primary role is with Musician. Zackary Kanner currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and co-founder
  Dates of Service: February 03, 2016 - Present
  Responsibilities: This person sits on the board and has voting rights.

Name: Maria Dubois, Owner of Marshall Holdings Group LLLP

Maria Dubois, Owner of Marshall Holdings Group LLLP's current primary role is with Small business owner unrelated to Sound Legends, Inc.. Maria Dubois, Owner of Marshall Holdings Group LLLP currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member, secretary and shareholder
  Dates of Service: February 03, 2016 - Present
  Responsibilities: Voting rights on the operations of the company

- **Position:** Director
  Dates of Service: January 10, 2016 - Present
  Responsibilities: Board voting

Name: Ricardo Porven

Ricardo Porven's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: June 07, 2017 - Present
  Responsibilities: User experience, creative strategy and brand strategy. Works 30 hours per week with Sound Legends.

Name: Raymond Dias

Raymond Dias's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Compliance Officer
  Dates of Service: August 03, 2021 - Present
  Responsibilities: Ensuring offerings and investor relations are compliant. Works 16 hours per week for Sound Legends.

Other business experience in the past three years:

- **Employer:** Fusion Capital Investments Corp
  Title: President
  Dates of Service: February 09, 2010 - Present
  Responsibilities: Governance of the company and it's operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our

sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that digital music distribution is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Investment Notice
Investment Notice Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Risk specific to our platform.
Although Sound Legends has addressed the most possible risk factors, outside factors within the music industry and the technology utilized may change the viability of our offering's value but, this is not forceable in the next 2-5 years.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Zackary S. Kanner Revocable Trust	15,000,000	Common Stock	46.4%
Marshall Holdings, LLLP (Maria Dubois 100% Ownership)	6,000,000	Common Stock	18.6%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 150,000,000 with a total of 32,000,000 outstanding.

Voting Rights

1:1 One vote per one share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting

our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

As Sound Legends Inc. hadn't gone live with its two core products prior to Q2 2022, the numbers shown for fiscal years ending 2020 and 2021 are pre-revenue figures.

Cost of sales

From fiscal year 2020 through 2021, the cost incurred was for the development, licensing and other buildouts of the two core service platforms.

Gross margins

There's no historical data providing insight into margins being that up until Q2 of 2022, Sound Legends Inc was pre-revenue. Sound Legends Inc. is expected to have a significant uptick in new subscriptions in Q3 and Q4 of 2022.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of Soundlegends.com. The Company recently hired 6 employees in 2021, three in marketing, 2 in development, and one in operations.

No proceeds will be used towards the slNFTMarketplace.com platform.

Historical results and cash flows:

Being that Sound Legneds Inc.'s core product, soundlegends.com was newly launched in Q2 of 2022, the total gross and net revenue represented in the fiscal years 2020 and 2021 are not at all representative of the expected gross revenues for the fiscal year ending 2022.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2022, the company has $527,201.00 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are not critical to the company's operations. This statement takes into account the total cash on hand, our current burn rate, and future sales projections, plus our current shareholders' ability to utilize their own cash.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are not necessary to the viability of the company - the maximum funding goal will comprise 67% of our company's funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, our company can operate for 15 months. This is based on a burn rate of $35,000/month and available liquidity from our investors should we need it. The majority of the capital will be used for marketing campaigns, 3rd party licensing and employee salaries.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, our company can operate for 45 months. This is based on our current burn rate of $35,000/month which includes salaries, digital marketing, ppc, social media, etc...The majority of the capital will be used for marketing campaigns, 3rd party licensing and employee salaries.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Aside from the current cash on hand and the valuation of our platform, Sound Legends Inc. may offer licensing opportunities with channel partners in other countries which may significantly increase both the total calculation as well as liquidity.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $32,000,000.00

Valuation Details:

Sound Legend's pre-money valuation is based on the assumption that the opportunity, total addressable market, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

Total Addressable Market

Digital music revenue in the United States from 2008 to 2021

Digital music subscription and streaming revenues have been increasing year over year and reached $12.44 billion in 2020, making up the vast majority of revenues for the entire music industry.

Digital distribution via streaming services has grown exponentially year over year. The volume of music streams on these services has continued to grow, with hundreds of billions of streams delivered to more than 100 million listeners in the United States alone.

Sources:

https://www.riaa.com/wp-content/uploads/2021/02/2020-Year-End-Music-Industry-Revenue-Report.pdf

https://www.statista.com/statistics/186710/digital-music-revenue-in-the-us-since-2008/

Sound Legends Comparable Competitors

As of year-end date 2021, our biggest competitor DistroKid raised funding from Insight Partners at a $1.3 billion valuation. Similarly, TuneCore which was purchased by Sony Music from French company Believe Distribution, for a price between $355 and $444 million, reported $2BN in revenue last year. Another notable competitor, CDbaby/Disc Makers sold CD Baby (as part of the AVL Digital Group) to Downtown for $200 million in 2019.

DistroKid Source: https://www.musicbusinessworldwide.com/distrokid-valued-at-1-3-billion-after-investment-from-insight-partners/

Tunecore Source:
https://variety.com/2017/music/news/sony-music-believe-distribution-tunecore-1202496543/

CDBaby Sources:
https://edm.com/industry/the-changing-role-of-a-music-distributor-in-2022

https://variety.com/2019/music/news/downtown-acquires-cd-baby-owner-avl-in-200-million-deal-1203174103/

Value of Sound Legends Inc. Assets

Sound Legends has a robust list of intangible assets including its two separate business platforms, Soundlgends.com and slNFTmarketplace, which were both built by Sound Legends Inc. Both platforms are proprietary assets of Sound Legends, Inc.

In addition, Sound Legends Inc. is currently developing a full Metaverse experience which will include virtual concert halls, virtual instruments, band outfits, and merch as well as NFT merchandise for future concert events.

Sound Legends is well-positioned for growth with its current product offerings and has its eyes set on future opportunities within the Web3 ecosystem.

Conclusion

Based on the above analysis, comparable competitor valuations provided and tangible/intellectual. assets, the Company believes its pre-money valuation of $32,000,000 and price per share of $1.00 are both reasonable and accurate.

Disclaimers

The Company has set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Fees*
  96.5%
  Funds for StartEngine services to be taken out of iniital disbursement.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  75.0%
  Our platform is built, operational and thriving. The majority of proceeds will go to marketing the platform on a global scale to become the number one digital music distribution platform for independent artist. Funds will be used to cover our burn rate which includes salaries, subscriptions, licenses and other misc. operational cost. We do not foresee any funds to be used towards the NFT Marketplace which is another ancillary service still in development and not part of the core platform. Any monies used in the future towards the NFT Marketplace would be negligible and incidental.

- *Operations*
  21.5%
  Funds will be used to cover our burn rate which includes salaries, subscriptions, licenses and other misc. operational cost. We do not foresee any funds to be used towards the NFT Marketplace which is another ancillary service currently under development and not part of the core platform. Any monies used in the future towards the NFT Marketplace would be negligible and incidental.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://soundlegends.com/ (News and media relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sound-legends

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sound Legends Inc.

[See attached]

Sound Legends, Inc.

Reviewed Financial Statements

For the years ended 12/31/20 & 12/31/21

Prepared by:

Marc A Spiewak CPA

Spiewak & Associates PA

April 5, 2022

Updated: June 14, 2022

Sound Legends, Inc.

Reviewed Financial Statements

Contents

Independent Accountant's Review Report

To the Board of Directors:
Sound Legends, Inc.
3511 W Commercial Blvd # 302
Fort Lauderdale, FL 33309

The aforementioned Certified Public Accountant has reviewed the accompanying balance sheet of Sound Legends, Inc as of December 31, 2021 and December 31, 2020 and the related statement of revenue and expenses for the year then ended on the accrual basis. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management and key personnel. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the USA and for designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements. My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for the report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United Statements of America (US GAAP).

Sincerely,

Marc A Spiewak
Marc A Spiewak CPA
April 5, 2022

Sound Legends, Inc.
Balance Sheet
12/31/21 & 12/31/20

	2021	2020
Assets		
Current Assets		
Cash	$2,793	$822
Total Current Assets	$2,793	$822
Long Term Assets		
Research and Development Costs	$524,408	$455,785
Total Long Term Assets	$524,408	$455,785
Total Assets	**$527,201**	**$454,963**
Liabilities and Capital		
Liabilities	$0	$0
Capital	$527,201	$454,963
Total Liabilities and Capital	**$527,201**	**$454,963**

Sound Legends, Inc.
Statement of Cash Flows
For the year ended 12/31/2021 & 12/31/2020

Cash Flows from Operating Activities	**2021**	**2020**
Net Earnings	$0	$0
Items to reconcile net income to net cash		
used by operating activities:	$0	$0
Increase in assets	$(70,267)	$(182,808)
Net Cash used by operating activities:	**$(70,267)**	**$(182,808)**
Cash Flows from Financing Activities		
Capital Contributions	$72,238	$179,822
Net Cash from Financing Activities	**$72,238**	**$179,822**
Net Inc/Decrease in Cash Equivalents	**$1,971**	**$(2,986)**
Cash and Cash Equivalents, beg of yr	**$822**	**$ 3,808**
Cash and Cash Equivalents, end of yr	**$2,793**	**$822**

Sound Legends, Inc.
Statement of Income, Expenses and Retained Earnings
For the year ended 12/31/21 & 12/31/20

	2021	2020
Revenues	$0	$0
Expenses	$0	$0
Net Income	$0	$0
Retained Earnings, beginning of year	$0	$0
Net Income	$0	$0
Retained Earnings, end of year	$0	$0

Sound Legends, Inc.
Notes to Financial Statements
12/31/21 & 12/31/20

Notes to the Financial Statements

Research and Development

The development of the platform is considered an intangible asset. As such, it has been developed internally and is being capitalized and will be amortized once revenue is started to be generated. This is in accordance with US generally accepted accounting principles. During the development phase, expenditures can be capitalized when all the following criteria have been met.

- It is technically possible to complete the project so that the product will have future usage.
- The asset will produce future economic benefits
- The expenditures on the asset are clearly defined
- All resources necessary for the completion of the project are available
- The company has the ability and the intent to complete the product and sell it

However, the Internal Revenue Code treats all research and development costs as expenditures and the tax returns filed carry these funds as net operating losses (NOL) as will be carried forward to be netted against future earnings.

Capitalization

As of October 2016:
150,000,000 authorized shares of common stock (par value $0.001)
10,000 authorized shares of preferred stock (no par value)

As of 12/31/2020 common stock issued 32,000,000 (par value $0.001)
No preferred stock issued (no par value)

As of 12/31/2021 common stock issued 32,000,000 (par value $0.001)
No preferred stock issued (no par value)

As of 06/13/2022 common stock issued 32,045,000 (par value $0.001)
No preferred stock issued (no par value)

12/31/2020 Capital Stock issued @ par value $32,000
Additional paid-in capital $422,963

Total Stockholders' Equity as of 12/31/2020 $454,963

12/31/2021 Capital Stock issued @ par value $32,000
Additional paid-in capital $495,201
Total Stockholders' Equity as of 12/31/2021 $527,201

Subsequent Event
45,000 shares were additionally issued on 06/13/2022 (par value $0.001)

Start-Up

This company is considered a "Start-Up". There has been no gross revenues as of yet. Therefore, the implementation and the sustainability has not been proven. Investors need to be aware, be sophisticated and be fully informed about the possible future economic benefits of this endeavor.

Corporate Structure

Sound Legends, Inc., a Florida corporation, ("Sound Legends" or the "Company" or "Issuer"), was formed in April of 2012 but began development of the platform in April of 2016 to capitalize on the growing need for efficient, inexpensive digital distribution of music serving the multitude of up and coming musicians both in the US and around the world. The Founders of the Company are currently the only shareholders.

The Business

Sound Legends Inc. and via its web site www.soundlegends.com is a full-service digital music distribution and musician marketing platform which markets to and serves the millions of unsigned, up and coming musicians and labels both in the US and around the world. We are positioned as a necessary business service for these artists. Our musician clients view us as a valuable service to simplify their goal of exposing and selling their music via digital downloads. This is achieved via our proprietary technology platform which allows us to automatically upload their music tracks in the appropriate format to the mainstream retail online outlets. We simplify the marketing and distribution to retail outlets, like iTunes and spotify which artists do not have the manpower or time do themselves. It is far more cost effective to engage with companies like Soundlegends.com so they can make their music available for sale. Because our platform is developed to be automated, we can provide our service to an unlimited number of clients both efficiently and at a very low cost to both the company and to our clients. Therefore, we can provide our comprehensive service to singular musicians at a very low price yet maintain a healthy margin. The service is perceived as a necessary and very cost-effective song distribution solution to the artist.

Business Strategy

Management believes the Company's business model differs from the limited other existing Digital distribution/record label companies that have entered the market over the last several years. Not only do we have a more comprehensive suite of features offered at a more favorable price point plus we empower every customer to be a brand ambassador/ influencer via an affiliate marketing relationship where we pay a portion of realized revenue from their efforts. This can range from the smallest independent artist to major music personalities, music "Legends" who have significant social networking reach and have broad appeal to most artists across all genres. This marketing angle will drive many potential clients and listeners to SL and will immediately position Sound Legends as a recognized brand and potential lead player in this space. Additionally, our platform is programmed to allow us to provide a Sound Legend for all Countries in the World. We intend to license individual "country specific platforms" to JV partners. Licensees pay a one-time fee for a perpetual License to receive 50% of the gross proceeds from the licensed country. We are poised to launch our affiliate marketing program with major artists. As an example, in addition to Sound Legends USA, there is a Sound Legends Mexico, SL France, Spain, etc.

Company and the Concept

The Service

Sound Legends offers one of the most comprehensive music distribution service platforms available. Our feature rich platform is designed to help our client base of musicians, artists and labels expose and increase listenership and sell their music online in a seamless, automated and streamlined fashion. Sound Legends enables our clients to expose and sell their music on all the major digital stores such as iTunes, AmazonMP3, Google Play, Spotify, Rhapsody, eMusic, and Media Net via our automated system. We provide our clients with real time access to the iTunes Daily Trending Reports, their own Ping Artist Account, free UPC and ISRC codes and a free Fan Music Page. We pay out 100% of net royalties to our clients and we do not require any long-term contracts. With Sound Legends, our clients pay for our comprehensive suite of services on an ala-cart basis on an annual basis with non-exclusive terms. Additionally, we enable our musicians the opportunity to increase their music's visibility through social media including linking on Facebook, Twitter, Instagram, Periscope, Snapchat and more.

The Sound Legend services directly connects musicians to all major music listening services and provides up and coming artists the chance to get their songs out to their fans quicker, easier and for a low cost. By using the Sound Legends platform, it relieves our clients from having to adapt each of their songs into the preferred format of each music retailer, thus saving a considerable amount of time. Our musicians can focus on making music, while Sound Legends connects our clients and their music with retailers such as iTunes, Google Play, Spottily, Rhapsody and more. This valuable service insures that their songs will be uploaded and available to their fans for purchase in no time.

Digital Distribution of music on the Sound Legends Platform is straight forward and easy to use. The first step is the creation of a free user account- a simple process that is basically filling out an on- line form. To make it easier, we connect directly with Facebook and retrieve all relevant information to speed up the process. The second step is where the musician uploads their songs into our system. We automatically convert their sound files into the proper formats required by each of our retail partners. Next, we digitally and automatically deliver those songs to our retail partner's platforms. Proper tagging and data tracking features are provided for accounting and trending purposes. Now, music is available to listeners to buy. Finally, our musicians collect money.

Our service includes an easy to use, private and secure dashboard which provides our clients with up to the minute stats and financials.

Additionally, Sound Legends provides several other services including: publishing, copy right and featured artist placement across the 193 sound legend sites.

Entry and Growth Strategy

Management intends to focus its marketing plan on 3 distinct channels; utilizing our affiliate revenue sharing model where each user of the core service becomes a Brand Spokesperson. For influencing their own fan base thru social media messages with direct messages that are tagged with the influencer's identity. This enables us to track the 20% of sales commission to be paid. Additionally, a monthly budget for Google Ad Sense, a pay per click service that positions us at the top of all chosen key word searches. We will be allocating specific budgets for Country specific roll out campaigns. When a potential client searches, as an example, "sell my music on iTunes", our company's website and advertisement will be positioned in the top listings. There are statistical conversion rates that can be assumed which will verify a significant return on investment. Additionally, we will have a dedicated, outsourced small group of professional social networkers who will be tasked with managing the blogosphere, all the social sites like Facebook and Twitter, and our search engine optimization efforts, etc. This program will allow us to communicate directly to our potential clients, exactly where they are looking, in an extremely cost-effective manner. Also, as contemplated, we will be retaining/ partnering via an affiliate revenue share model with multiple major music personalities across the globe, legends in their own rights, who will be our Company spokespersons. They will provide a proven brand to our brand. Our by line is, "Become a Legend".

New Products

Launching Q1, 2022, Blockchain placement of music assets via NFT's for clients as a service. It is anticipated that the Company will complete the development and make available a NFT marketplace so artists can sell NFT's. We charge a placement fee of 5.00 per NFT and 2% of the gross sale.

Pricing and Costs

Our pricing model strategy is geared to provide a perceived low affordable cost for a comprehensive, feature rich platform. We provide a free account with the unlimited use of the Sound Legends suite of tools. We charge $6.oo per month thereafter for the bundled suite. This pricing is extremely competitive, and it is contemplated that most potential clients will consider our service and stay with us for the long term once they subscribe.

We are using a gross cost of $14 per new client acquisition. This excludes the multiplier effect of our Influencer/Affiliate model which we expect to cut our acquisition cost to $4.00 per user. Once a client is signed, our cost of retention and management is very low. We utilize multiple client retention automated tools including Infusion soft. Our recurring annualized revenue model allows us to build up a client base and enjoy a compounding revenue stream. Please review our financial model below.

Competition and Competitive Edges

Currently, there are no direct competitors recognized as a Global Player. There are 5 direct competitors that are actively marketing themselves on the Google pay per click platform, notably, Tunecore.com, Distrokid.com, CD baby, ReverbNation.com and SongCastMusic.com. We consider them to be competitors with inferior services. There are 4 other sites that are somewhat in the space with limited advertising budget and we do not consider then as direct competitors. We consider TuneCore and Distrokid to be the closest competitors to our business model, US only. Tunecore appears to have 675,000 paying users, representing over 150 million in annualized revenue.

Our competitive advantages include several factors that include: we will have a vast and direct influencer network of Legend spokespersons that will help build our brand awareness and drive their followers to our site. We pay them on a performance revenue share model. No other competitive site has this marketing strategy in place. We believe this will position us as a major brand instantly. Additionally, we offer more features and benefits that we believe will be perceived as the platform of choice.

Fortunately, the existing pool of potential clients is vast and ever expanding, the niche service we are offering is at a relatively early stage and growing and we are entering the market at an advantageous point in time. We are poised to become the Company of choice.

Estimated Market Share

It is estimated that there are over 83.5 million potential indie musician clients in the World today with an additional 5,000,000 new musicians emerging yearly for Sound Legends to tap into. Because this service sector is relatively new, and the market is generally underserved, there appears to be a significant number of potential clients who are candidates for the service sector and specifically Soundlegends.com.

Industry/Market Analysis

Traditionally, music has been recorded to physical media, like CD's now or vinyl in the past and distributed to music consumers through retail stores. "Digital music distribution" simply involves the transport of the product, recorded music, to the consumer via a non-physical, digital method.

According to Mark Hardie, a recent senior analyst at Forrester Research, "consumers want a digital music format that allows a great deal more control of the content they choose…it is inevitable that we will have a music industry that predominately distributes its products digitally." The evolution to digital is in full swing and will not be reversed. It is available in real time for the consumer and at a much lower price point per song. The model has solidified into a .99 cent per song, instant download to your mobile device, for any song you want, if you feel compelled to pay or just free. The digital services are free or charge approximately $10 per month for add free access.

The music recording industry realized annual worldwide revenues more than $165 billion in 2019. In 2020, nearly 50 million Americans visited music-related sites. In 2020, it is estimated that Americans spent $335 million on CDs and $41.6 billion in digital downloads. Specific to our potential clients, who we expect to use our service, there are over 60 million relatively new, unsigned artists who wish to expose themselves outside of their geographic constraints. They want to get exposed, increase listenership and sell their music via digital downloads. They require a service like SoundLegends.com to achieve that goal.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Sound Legends

Built for Independent Artist Worldwide


SOUND LEGENDS
Helping Independent Artists Get Heard & Get Paid

Website · Miami, FL · TECHNOLOGY

Sound Legends is a global media company providing musicians with what we believe to be the largest suite of tools available for them to be able to copyright, license, and distribute their music. Currently available in 195 countries, we're focused on the global markets while others are focused on domestic markets, we believe we are filling a void in the global music marketplace.

$0.00 raised

0 Investors	**$32M** Valuation
$1.00 Price per Share	**$500.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview · Team · Terms · Updates · Comments · Follow

Reasons to Invest

- Sound Legends is a global media company providing musicians with what we believe to be the largest suite of tools available for them to be able to copyright, license, and distribute their music. Currently available in 195 countries, we're focused on the global markets while others are focused on domestic markets, we believe we are filling a void in the global music marketplace.
- Streaming continues to propel the music industry beyond other media and there's no signs of a slow down (source). With that, we believe that both Sound Legends and the Sound Legends NFT Market which is being developed, are positioned to take a significant share in this unrelenting market space.
- With the launch of our main platform, we are also in the development of our NFT Marketplace which will be another useful monetization tool for artists - our goal once live is to make the Sound Legends NFT Marketplace the top music base NFT market in the world.

Overview

Empowering independent artists around the world

Every artist deserves the right to own their music, market it to top tier audiences, distribute it to the world, and have a chance to be found, with the ease of clicking a button.

At Sound Legends, we are dedicated to providing just that through our cutting-edge automated technology platform which is designed with only the artist in mind.


Democratizing
The Music Industry
We help independent artists distribute their music + keep 100% of their royalties

We equip artists with the tools to reach a worldwide audience by promoting their music through over 300 different digital outlets - like Spotify, iTunes and much more.

Simultaneously, we also protect their music with automated copywriting, submittal and global publishing, which guarantees personal royalties and the opportunity for worldwide featured artist exposure.


License & Protect Your Music
Distribute to 300 Streaming Platforms
Get Paid For What You Create

Music is everywhere, and has the power to inspire people like nothing else. There's no shortage of talented musicians worldwide, and big or small, Sound Legends makes getting recognized possible.

THE PROBLEM

It's hard to get noticed in the current music industry

One of the most difficult obstacles for every artist is getting discovered. And even after gaining some traction, artists struggle to retain the monetary compensation for the music they put out.


The Industry
Doesn't Play Fair
1
Being discovered is extremely difficult.
2
Even after being discovered artists struggle to get paid what they're rightfully owed.

(source, source, source)

With Sound Legends, our artists retain **100% of their revenues**, streaming across almost every available platform in the world.

Sound Legends not only allows an artist to be found but to be found across the globe. We are trying to improve the ease and ability of independent artists to share and monetize their works.

THE SOLUTION

Get your music heard

We believe that every independent artist's music is unique - and they should be able to own the rights and distribute their sound across the world.

With that, we provide a step by step process for users that ensures their music is protected and distributed correctly - all while collecting royalties and providing much needed trends reporting.


We Believe Every Artist Deserves To Be Heard And Get Paid.
Thats Why We....
1
Help artists get discovered globally.
2
Make sure our artists retain 100% of their revenues.

The Sound Legends ecosystem comprises two platforms:

Sound Legends gives artists the means to copyright, license and distribute their music as well as get reporting and collect royalties.

Sound Legends NFT Marketplace allows musicians can mint tokens and sell them on SLnftMarket.com.

Our goal is to empower and enrich the lives of independent musicians around the world while introducing them to an eager audience.

Here is a closer look at our verticals:


Distribution
Sell & stream to over 300 channels, including Spotify, Apple Music, Amazon & Google.
Copyright
Artists own all rights to their music! The artist recieves a certified affidavid of their submission.
Music Publishing
Artists can globally publish their songs & albums to the SL Platform.
NFT Marketplace
Artists can tokenize their music on the blockchain to further monetize their intellectual property.

All of this allows artists to have access to the following:


Unlimited uploads/digital distribution
Keep 100% of royalties
Full distribution analytics
Copyright administration service
Publishing agreement
Fan page/social media exposure
DSP's across the world
60 languages for global footprint
Free crypto wallet
NFT marketplace: drop, manage & sell
Your music on 300 streaming platforms
Premier exposure in 194 country portals

We have several revenue models the first of which is a monthly subscription for our distribution platform. Because we're a global conscience company, the monthly user fee structure is based on 3 tiers by economic status of country.

Revenue model 1:

- Tier 1 (1st world) $6.99 per month
- Tier 2 (2nd world) $3.99 per month
- Tier 3 (3rd world) $1.99 per month

Here's what our other revenue sources look like:

Revenue model 2: We collect a percentage of royalties collected on behalf of the musician. The average percentage is 10%.
Revenue model 3: We collect a fee and percentage of sales for tokenized music.
Revenue model 4: We sell platform licenses per country which will operate within the country the owner resides in.

THE MARKET

Streaming continues to dominate the music industry

Streaming continues to propel the music industry beyond other media and there's no signs of a slow down. otal streaming (including both paid subscription and advertising-supported) grew by 24.3% in 2021 to reach $16.9 billion, or 65% of total global recorded music revenues (source).

In addition to streaming revenues, IFPI reports that growth was supported by gains in other areas, including physical formats (+16.1%) and performance rights (+4.0%). With that, we believe that both Sound Legends and SL NFT Market are positioned to take a significant share in this unrelenting market space (source).

Although there are a few competitors in the market, we don't think there's a single turnkey solution available like ours. Sound Legends is the most comprehensive marketing platform for artists available, in our view.

Features	SOUND LEGENDS	Tune Core	Distro Kid
Worldwide Distribution Channel	✓	✓	✓
Music Copywriting	✓	✗	✗
Artists Dashboard with Distribution and Earnings Tracking	✓	✗	✗
100% of Royalty Retention	✓	✗	✗

OUR TRACTION

We think we have accomplished a lot so far

With the launch of our main platform, we've also launched our NFT Marketplace - our goal is to make the Sound Legends NFT Marketplace the top music base NFT market in the world.

We've also hit a few other milestones...



NFT Marketplace
Featured Artist Algorith
300 Streaming Platforms

With that, here's a look at our automated channels getting the word out about the music we love.

WHY INVEST

Let's make some noise in the music industry

Sound Legends' vision is to deliver the most diverse independent, unknown and emerging music acts to a global community of listeners. With our raise, we plan on marketing our two live platforms to said artists and make an impact on the global market.

Our goal is to bring undiscovered and emerging talents to stardom, all while empowering them with the same tools and knowledge base that record labels have.


Before Sound Legends I was spending hours & money copywriting my music & uploading it to different channels. This amazing platform made it possible for me to focus on my music while the tool took care of the rest!
Annie May

*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.

We don't believe there is a single turnkey solution for independent artists out there like ours. Because we feel to be a first mover in an already booming market, **we think we can make some noise for artists, and for investors alike.**

In the Press

WFMZ BENZINGA DIGITAL MUSIC NEWS

SHOW MORE

Meet Our Team



Alex Malagon

CEO, President, Director & Founder

Our frontman & lead vocals. Alex is a 20+ year ad executive and entrepreneur who has worked with an array of notable companies. From promising startups to established Fortune 500s such as Marriott Bonvoy, LVMH & Capital One. His expertise includes entertainment, music, hospitality, luxury brands, and fin-tech.

When discussing his legacy project Sound Legends, he had this to say. "Sound Legends is my most exciting endeavor and my 'legacy'. I've always loved the power of music and the brilliant minds that create it. Unlike a book that may take weeks to read or a three-hour movie, a four-minute song can change the world. This is why I co-founded Sound Legends. To create a global platform for millions of unheard voices to get their music out there and change the world". Now that's legendary.

Alex works approximately 40 hours per week in his roles with Sound Legends and approximately 10 hours per week as CEO of Dademade, Inc.



Ron Krudo

Director of Global Operations

Ron plays a key role ino global positioning. Wether it's planting our flags in emrging markets or creating our country based licsening model, Ron provides a 'big picture' perspective for the Sound Legends team. Afterall, it's a BIG world with 195 countries and billions of eager music fans. We want them all and Ron will make sure we get them.



Dindy Yokel

Medi Relations/PR

Dindy Yokel is a legend in PR and media relations who has represented some of the most notable companies on the planet. Dindy overseas our communications and insures we're speaking in one united voice. She's the reason stars, influencers and well known publications have us in their sites.



Lucien Stephan

Lead Developer

Luicen leads our team of talented developers and programmers to deliver users beautiful experiences. He's a skilled UX/UI wizard who's been at it for well over 15 years. Lucien insures our platforms are dynamic, intuitve and continue humming. Lucien spends 20 hours/week on Sound Legends.



Jim Trice

VP Digital Marketing

Jim is manages our digital marketing teams for both Sound Legends and Sound Legends NFT Marketplace. If you're a potential user, Jim will find you. That is, if he doesn't make you find us first. His expertise include search engine marketing, geo-fencing, email marketing and paid search. Jim spends 30 hours/week on Sound Legends.



Robert Galaso

Director of Geo Marketing

Bobby enhances a solid team of marketing experts by creating content and strategies that engage new audiences from around the globe.



Andrew Coldicut

Legal Advisor

Andrew is an expert SEC attorney which provides legal support for Sound Legends. His responsibilites include managing the often complex and changing laws and regulations that apply to financial investments such as ours.



Zackary Kanner

Co-Founder, Board Member

Zack is an established musician and visionary. He provides Sound Legends a unique independent artist perspective that ensures our platform answers all the challenges that independent artist face when trying to get their music distributed.



Ricardo Porven

Chief Technology Officer

Rick Porven is a veteran advertising and development agency executive with 25+ years in the business. He has worked with both well known Fortune 500 companies as well as ambitious successful startups. In addition to his many branding abd marketing talents, he's also a lead vocalist for his band. He's one of our true rockstars and lucky to have him. Ricardo spends 30 hours/week on Sound Legends.



Raymond Dias

Chief Compliance Officer

Ray is a 20-year securities trader who worked on Wallstreet for most of his life. Now he calls Sound Legends home and looks to ensure our offering is a success while also being compliant on all fronts. Ray spends 16 hours/week on Sound Legends.



Joshua Orlinksy

CFO

Josh has over 7 years of experience as an associate in a Financial Group and is now Managing Partner of Equiturn Business Solutions, which he has been doing since 2018. He also holds a Finance Degree from Florida State University. He is currently on leave of absence for his role at Sound Legends.

Offering Summary

Company	Sound Legends Inc.
Corporate Address	2980 McFarland Rd., Miami, FL 33131
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$500.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$32,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Super Early Bird Bonus

Invest within 72 hours and receive 15% bonus shares

Early Bird Bonus

Invest within the first week and receive 10% bonus shares

Amount-Based Perks

Tier 1 (Groundbreaker) $500-$1000

2 months free use of the Sound Legends platform

Tier 2 (Rockstar) $1,001-$2,500

5% bonus shares

6 months free subscription to Sound Legends platform

Tier 3 (Superstar) $2,501-$10,000

7% bonus shares

12 months free to our Sound Legends platform

1 free NFT minting on our marketplace

Limited edition collectors metal coin

Tier 4 (Rock Legend) $10,001+

10% bonus shares

12 months free to our Sound Legends platform

2 free NFT mintings on our marketplace

Limited edition collectors metal coin

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Sound Legends, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Sound Legends to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA

Privacy - Terms

Post

Please sign in to post a comment.

©2022 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Revised Sound Legends Script

VO-1(Opening): Sound Legends is a unique music publishing and distribution platform, designed to provide access and essential tools to independent artists looking to promote and distribute their music across 195 countries. The platform gives users the ability to copyright, license, and distribute their music globally on leading digital music streaming channels worldwide.

VO-2 (Intro to NFT): In addition to Sound Legend's publishing, copyrighting, and distribution services, the Sound Legends NFT Marketplace is a dedicated music tokenization platform that allows users to mint their very own tokens using their copyrighted tracks and artwork. Tokens are based on the ERC-721 standard and can be sold and traded on primary markets such as Opensea and Rarible. The Sound Legends NFT Marketplace will give artists an additional opportunity to monetize their music on the blockchain while participating in the ever-growing metaverse.

VO-3 (Closing statement): This unique media-based meta ecosystem is only the beginning. Sound Legends plans to introduce several new experiences for musicians, fans, and even gamers with the Sound Legends Metaverse Experience, another initiative that the company plans to embark on. The Metaverse Experience will be designed to immerse musicians and fans in a whole new world of musical experiences. The Sound Legends Meta Experience is planned to be a virtual musician's paradise providing the creative framework for fans and artists to connect in ways yet to be imagined.

VO-4 (URLs) Learn more by visiting the Sound Legends platform at Soundlegends.com, as well as the exciting new Sound Legends NFT marketplace at slnftmarket.com. For more information regarding our equity crowdfunding raise, please visit StartEngine.com to learn more.

VO-5 (Tagline): Sound Legends, You were born a musician, Become a Legend. [5 seconds]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Sound Legends

Sound Legends | *Built for Independent Artists Worldwide*

https://soundlegends.com

Description of Business

Sound Legends is a global media company providing musicians with what we believe to be the largest suite of tools available for them to be able to copyright, license, and distribute their music. Currently available in 195 countries, we're focused on the global markets while others are focused on domestic markets, we believe we are filling a void in the global music marketplace.

Reasons to Invest

- We help independent artists distribute their music across 300+ digital distribution platforms across 195+ countries. We also provide a unique NFT marketplace for even more monetization opportunities.
- Streaming continues to propel the music industry beyond other media and there's no signs of a slow down (source). With that, we believe that both Sound Legends and SL NFT Market are positioned to take a significant share in this unrelenting market space.
- With the launch of our main platform, we've also launched our NFT Marketplace – which is surpassing 1,500 new users.

Team

Alex Malagon: CEO/Founder – LinkedIn

Josh Orlinsky: CFO – LinkedIn